EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Seventh Session of the Board

of Supervisors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the seventh session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on June 30, 2021 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated June 24, 2021. All of the Company’s four supervisors attended the Meeting. Jia Yuzeng and Cao Qingyang attended the Meeting in person. Han Bing and Wang Xiaoqing attended the Meeting by way of video conference. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Procedural Rules for the Board of Supervisors of the Company.

Supervisor Cao Qingyang presided the review of the Proposal on the Election of Mr. Jia Yuzeng as the Chairperson of the Seventh Session of the Board of Supervisors of the Company. Jia Yuzeng, as the elected Chairperson, presided the review of other proposals at the Meeting. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Election of Mr. Jia Yuzeng as the Chairperson of the Seventh Session of the Board of Supervisors of the Company

Voting result: 4 for, 0 against, with no abstention

2.	Proposal on Formulating the Interim Measures on the Accountability of Directors, Supervisors and Senior Management of the Company

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

June 30, 2021